SCHEDULE I

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Thomas S. Bremner	Partner, Adams Street Partners, LLC	USA
Jeffrey T. Diehl	Partner, Adams Street Partners, LLC	USA
Brian Dudley	Partner, Adams Street Partners, LLC	USA
Elisha P. Gould	Partner, Adams Street Partners, LLC	USA
Robin Murray	Partner, Adams Street Partners, LLC	USA
Fred Wang	Partner, Adams Street Partners, LLC	USA